Mail Stop 3561

November 7, 2008

Dr. George D. Green
Chief Executive Officer
Union Dental Holdings, Inc.
1700 University Drive, Suite 200
Coral Springs, FL 33071

> **Re: Union Dental Holdings Inc.**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-32563**

Dear Dr. Green:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services